1-8481

02031800

P.E 4.1.02

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

RECD S.E.C.
APR 2 4 2002

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of April 2002 Commission File Number 1-8481

BCE Inc.
(Translation of Registrant's name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 397-7000
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F_____ Form 40-F__X__

PROCESSED
MAY 0 1 2002
THOMSON
FINANCIAL

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____ No__X__

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____.

This report on Form 6-K is not incorporated by reference into the registration statements filed by BCE Inc. with the Securities and Exchange Commission under Form F-3 on June 15, 2000 (Registration No. 333-12130), under Form S-8 filed October 16, 2000 (Registration No. 333-12780), under Form S-8 filed November 1, 2000 (Registration No. 333-12802) and under Form S-8 filed November 1, 2000 (Registration No. 333-12804). Notwithstanding any reference to BCE's Web site on the World Wide Web in the documents attached hereto, the information contained in BCE's site or any other site on the World Wide Web referred to in BCE's site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

0718940 CR

BCE
Bell Canada Enterprises

News Release

For immediate release

BCE ANNOUNCES FIRST QUARTER RESULTS
CONFIRMS DIVIDEND

Q1, 2002: Revenue up 3% - EBITDA up 6% - Net earnings $301 million

Toronto (Ontario), April 24, 2002 — For the first quarter of 2002, BCE Inc. (TSE:BCE, NYSE:BCE) reported total revenue of $5.2 billion, EBITDA[1] of $1.9 billion, and net earnings applicable to common shares of $301 million ($0.37 per common share).

Operational Highlights *(Q1 2002 vs Q1 2001 unless otherwise indicated)*

- High-speed Internet (DSL) total subscribers grew by 86% to reach 866,000;
- High-speed Internet (DSL) net additions in the quarter were 109,000;
- Cellular and PCS subscribers grew 23% to reach 3.6 million;
- Cellular and PCS net activations in the quarter were 94,000;
- Bell ExpressVu subscribers grew 44% to reach 1,145,000;
- Bell ExpressVu net additions in the quarter were 76,000;
- Bell Canada's data revenue was up 14% to $923 million; and,
- Bell Globemedia revenue was up 2% to $312 million.

"BCE delivered solid profitability, on plan, in the quarter through the continued strong performance at Bell and careful expense management across all operations", said Jean C. Monty, Chairman and CEO of BCE.

"The growth sectors we have invested in over the past several years are today delivering the results we expected and permitting Bell to again outperform many of its peers. Mobility had a strong first quarter with 94,000 net activations and a revenue increase of 21%. Bell ExpressVu had a 39% increase in revenues and now has a DTH market share of 61%. High-speed internet service (DSL) increased 14% over last quarter with 109,000 net activations and data revenue growth was 14%."

"I am also pleased to report that the company is making good progress in its strategy to deliver a broader scope of services to Bell's customer base. In addition to launching numerous new products to date, from GlobeinvestorGOLD to SmartWeb to Managed Network Services, we are building convergence across the organization through operational alignment, joint programs for product development, and the pursuit of common channels", concluded Mr. Monty.

---

(1) EBITDA does not have a standardized meaning prescribed by Canadian Generally Accepted Accounting Principles (GAAP) and therefore may not be comparable to similar measures presented by other publicly traded companies. BCE uses EBITDA as one of its measures to assess the operating performance of its on-going businesses. EBITDA is defined as earnings before interest, taxes, depreciation and amortization, as well as any non-recurring items (i.e. revenues less operating expenses).

"We fully support the plan at BCE Emergis to drive revenue growth from existing operations," Mr. Monty said, "and we expect that in the months to come the rebound in demand for advertising should have a positive impact on Bell Globemedia".

Total revenue increased 3% over the first quarter of 2001 mainly as a result of growth from BCE's data, wireless and DTH (Direct-to-Home) satellite services. EBITDA improved by 6% compared to the same period last year, mainly due to the higher overall revenue and significant productivity improvements. Net earnings applicable to common shares were $301 million ($0.37 per common share) compared with $887 million ($1.10 per common share) for the same quarter in 2001. Net earnings in the first quarter of 2001 included gains on the sale of Nortel Networks shares of $2.9 billion partially offset by losses from discontinued operations of $2 billion (which includes the impairment on Excel), goodwill amortization of $248 million and restructuring charges at Bell Canada of $114 million.

Other Developments

In a separate news release, BCE also announced today that it intends to cease further long-term support to Teleglobe Inc. BCE will conditionally provide weekly funding to Teleglobe up to a maximum aggregate amount of between US$100 million and US$125 million.

Consistent with the company's previously announced program for monetization of assets, the company also indicated that it intends to complete a securitization of its directories business, which could raise proceeds of between $1.5 billion to $2.0 billion.

Outlook

The Company provided revised financial guidance, excluding Teleglobe, for the second quarter and full year 2002, as follows:

GUIDANCE EXCLUDING TELEGLOBE	**Q2 2002 Revised Outlook**	**Full Year 2002 Revised Outlook**	**2001 to 2004 CAGR Targets**
Revenue (billions)	$4.8 - $5.1	$19.5 - $20.5	7% - 9%
EBITDA (billions)	$1.8 - $2.0	$7.5 - $8.0	9% - 11%
Net earnings per share (before non-recurring items) ($)	$0.45 - $0.48	$1.80 - $1.90	11% - 13%

Dividend Policy Confirmed

In light of the Company's performance in the current year and outlook for next year, the Board of Directors reaffirmed its commitment to maintaining the current common dividend of $1.20 per share on an annualized basis.

RESULTS BY BUSINESS GROUP (unaudited)

BCE's operations as at March 31, 2002, included: Bell Canada, Bell Globemedia, Teleglobe and BCE Emergis. BCE Ventures consists of other BCE investments.

(CDN$ in millions, except per share amounts)	First Quarter	
For the period ended March 31	**2002**	2001
Revenue		
Bell Canada	**4,275**	4,107
Bell Globemedia	**312**	306
Teleglobe	**505**	506
BCE Emergis	**132**	143
BCE Ventures	**271**	241
Corporate and Other, including Inter-company eliminations	**(250)**	(197)
Total revenue	**5,245**	5,106
EBITDA		
Bell Canada	**1,760**	1,635
Bell Globemedia	**33**	30
Teleglobe	**27**	29
BCE Emergis	**(20)**	26
BCE Ventures	**88**	63
Corporate and Other, including Inter-company eliminations	**(38)**	(34)
Total EBITDA	**1,850**	1,749
Net earnings		
Bell Canada	**321**	162
Bell Globemedia	**1**	(33)
Teleglobe	**(33)**	(117)
BCE Emergis	**(15)**	(91)
BCE Ventures	**12**	53
Corporate and Other, including Inter-company eliminations and gains on sale of investments	**28**	2,923
Discontinued Operations	**-**	(1,992)
Dividends on preferred shares	**(13)**	(18)
Net earnings applicable to common shares	**301**	887
Net earnings per common share	**0.37**	1.10
Impact of non-recurring items on net earnings per common share	**-**	0.72

FIRST QUARTER REVIEW (Q1 2002 vs Q1 2001, unless otherwise indicated)

BELL CANADA

The Bell Canada segment includes Bell Canada, Aliant, Bell ExpressVu and Bell Canada's interests in other Canadian telcos.

- Total revenue in the first quarter was up 4% to $4.3 billion, driven mainly by growth in data, wireless and DTH revenues.
- Local and access revenues were up 3% at $1.5 billion, mainly due to higher SmartTouch feature revenues and consumer terminal sales.
- Long distance revenue decreased by 7% to $648 million due to competitive pricing pressures, partially offset by higher long distance conversation minutes.
- Wireless revenue was up 21% to $494 million due primarily to continued strong growth in cellular and PCS subscribers. In the quarter, there were 94,000 net additions to reach 3.6 million subscribers. Including paging subscribers, BCE now serves 4.2 million wireless customers.
- Data revenue increased 14% to $923 million, mainly due to higher IP/Broadband and Sympatico ISP revenues. DSL High-Speed Internet subscribers were at 866,000, which was 86% higher than in the first quarter of 2001.
- Bell ExpressVu had revenue of $151 million in the quarter, a 39% increase compared with the same period last year. Net additions in the quarter were 76,000, bringing the total customer base to 1.1 million. Year-over-year, the number of ExpressVu subscribers grew by 44 %.
- Bell Canada's EBITDA grew by 8% in the first quarter to reach $1.8 billion due mainly to the growth in revenues and productivity improvements.
- On April 11, 2002, Bell Canada and MTS announced that they had combined the operations of Bell Intrigna and Bell Nexxia in Alberta and British Columbia to create Bell West. Operating under the Bell brand, Bell West will further capitalize on the growth opportunities Western Canada represents for telecommunication services.
- On April 23, 2002, 36% of Bell Canada's interests in Telebec and Northern Telephone were monetized for net proceeds of $306 million through the Bell Nordiq Income Fund.
- During the first quarter, Bell Canada introduced its Bell Managed Solutions suite of products and services while Bell Mobility officially launched its next generation (CDMA 1X) wireless voice and data networks in the Toronto, Montreal and Ottawa regions.

BELL GLOBEMEDIA

Bell Globemedia includes CTV, The Globe and Mail and Bell Globemedia Interactive.

- Total revenue was $312 million in the quarter compared with revenue of $306 million for the same period last year.
- Advertising revenue was $219 million in the quarter, essentially flat compared to the first quarter of 2001. This revenue includes the impact of the acquisitions of CFCF-TV, CKY-TV and ROB-TV in the latter part of 2001 but still represents a significant achievement when considering the relative weakness of the advertising market.
- Subscriber revenues increased by 12% to reach $73 million, reflecting the addition of new digital specialty channels as well as improved print circulation revenues.

- Advertising represented 70% of total revenue, subscriptions 24% and production 6%. In the first quarter of 2001, advertising represented 72% of total revenue, subscriptions 21%, and production 7%.
- EBITDA was $33 million in the first quarter compared with $30 million for the same period last year, which mainly reflected implemented productivity initiatives.
- On February 15, 2002, Bell Globemedia and Cogeco completed their joint acquisition of the TQS television network.

TELEGLOBE

- Teleglobe's revenue was $505 million in the first quarter, essentially flat when compared to the same period in 2001.
- Data revenue in the first quarter of 2002 decreased by $18 million to $135 million. Additionally, Teleglobe had $22 million of capacity sales this quarter.
- Voice revenue was $348 million compared with $353 million in the first quarter of 2001. Pricing pressures continued to affect Teleglobe's voice revenues; however, voice traffic carried through Teleglobe's network increased by 21% to reach 2 billion minutes for the first quarter of 2002. Most of the increased volume related mainly to increased traffic from Bell Canada.
- EBITDA decreased by $2 million to $27 million.

BCE EMERGIS

- BCE Emergis' revenue decreased to $132 million in the quarter, compared with $143 million in revenues for the same period in 2001. The decrease was mainly related to the decline in non-recurring revenues, from $26 million in the first quarter of 2001 to $10 million in the first quarter of 2002.
- EBITDA decreased by $46 million and mainly reflected the shortfall in revenues.
- In the quarter, 41% of BCE Emergis' total revenue was from its U.S. operations.
- On April 5, 2002, BCE Emergis detailed its revised outlook for 2002 and announced its plan to deal with its decrease in expected revenues. BCE Emergis will focus on driving recurring revenue growth, while also streamlining its service offerings and cost structure. BCE Emergis will now focus on three key growth areas: bill presentment services, payment solutions and claims processing. The plan also calls for a 20% reduction in headcount, which is already being implemented.

BCE VENTURES

BCE Ventures includes the activities of CGI, Telesat and other investments.

- BCE Ventures' revenue was $271 million in the quarter, up 12% compared with the same period of 2001, due mainly to strong growth at CGI and higher revenues at Telesat.
- EBITDA was $88 million in the quarter compared with $63 million in the first quarter of 2001, mainly as a result of higher revenues.
- On April 8, 2002, BCE announced the closing of the sale of Excel for US $227.5 million. The proceeds of disposition have been paid in the form of five-year interest-bearing promissory notes.
- Effective January 1, 2002, BCE classified its investment in BCI as a discontinued operation.

OTHER

Bell Canada's reported revenue was $3.5 billion in the first quarter compared with $3.4 billion in the same quarter of 2001. Net earnings applicable to common shares were $467 million in the quarter compared with $606 million for the same period last year.

BCE is Canada's largest communications company. It has 23 million customer connections through the wireline, wireless, data/Internet and satellite services it provides, largely under the Bell brand. BCE leverages those connections with extensive content creation capabilities through Bell Globemedia which features some of the strongest brands in the industry — CTV, Canada's leading private broadcaster, The Globe and Mail, Canada's National Newspaper and Sympatico-Lycos, the leading Canadian Internet portal. As well, BCE has extensive e-commerce capabilities provided under the BCE Emergis brand. BCE shares are listed in Canada, the United States and Europe.

—30—

Supplementary financial information is available in the "Investors" section of BCE's Web site at www.bce.ca.

BCE will hold a conference/Webcast to discuss its first quarter results and to provide an operational review. A briefing will be held today at 8:00 AM for financial analysts at the Sheraton Centre, 123 Queen Street West, Toronto, Ontario, in the Civic Ballroom. The media is welcome to attend on a listen only basis. Interested participants that are not able to attend the Analysts' Briefing in person may participate by phone by dialing (416) 405-9328. This event will also be available live on our Web site (video Webcast) at www.bce.ca. A replay facility will be available between 12:00 PM on Wednesday, April 24, 2002 and 12:00 PM on Wednesday, May 1, 2002. To access the replay facility, please dial (416) 695-5800 and enter access code 1063140. This Webcast will also be archived on our Web site.

A media briefing will be held today at 10:00 AM at the Sheraton Centre, 123 Queen Street West, Toronto, Ontario in Conference Rooms D&E. Media unable to attend in person can join the briefing by dialing (416) 405-9328 or 1-800-387-6216. This event will also be available live on our Web site (audio only) at www.bce.ca.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements made in this press release, including, but not limited to, the statements appearing under the "Outlook" section, and other statements that are not historical facts, are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any mergers, acquisitions, other business combinations, divestitures or other transactions that may be announced or completed after the date hereof.

Other factors which could cause results or events to differ materially from current expectations include, among other things: the duration and extent of the current economic downturn; the possibility of further deterioration in the state of capital markets and the telecommunications industry; current negative trends in global market and economic conditions which impact the demand for, and costs of, products and services; the financial condition and credit risk of customers and uncertainties regarding collectibility of receivables; the rate of decline of prices for data and voice services; the potential significant costs and refinancing obligations that could result from SBC Communications Inc.'s decision to exercise its option to require BCE Inc. to repurchase SBC's shares in Bell Canada Holdings Inc.; the risks and costs associated with Teleglobe Inc.'s negotiation of a business combination and a comprehensive debt restructuring, including the potential risks associated with the commencement of a court-supervised restructuring; uncertainty as to whether BCE's strategies (including its convergence, billing and bundling strategies) will yield the expected benefits, synergies and growth prospects; the intensity of competitive activity, and its resulting impact on the ability to retain existing, and attract new, customers, and the consequent impact on pricing strategies, revenues and network capacity; the level of expenditures necessary to expand operations, increase the number of customers, provide new services, build and update networks and maintain or improve quality of service; the availability and cost of capital required to fund capital and other expenditures; the ability to dispose of or monetize assets; the ability to increase revenues from business segments other than voice services (such as data and Internet services); the BCE group companies' ability to develop financial, management and operating controls to manage costs and rapid change; the Internet economy growing at a slower pace than is currently anticipated; the ability to deploy new technologies and offer new products and services rapidly and achieve market acceptance thereof; stock market volatility; the availability of, and ability to retain, key personnel; the impact of adverse changes in laws or regulations or of adverse regulatory initiatives or proceedings; the impact of the CRTC's decision concerning the review of the price caps regime for local services expected in May 2002; the ability of BCE Emergis Inc. to successfully implement its plan to focus on key growth areas, drive recurring revenue growth and streamline its service offerings and operating costs; the final outcome of pending or future litigation; and Bell Canada International Inc.'s ability to meet its ongoing financial obligations as they become due.

For additional information with respect to certain of these and other factors, see the Safe Harbor Notice Concerning Forward-Looking Statements dated December 12, 2001 filed by BCE under Form 6-K with the U.S. Securities and Exchange Commission and with the Canadian securities commissions. The forward-looking statements contained in this press release represent BCE's expectations as of April 24, 2002 and, accordingly, are subject to change after such date. However, BCE disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information:

Nick Kaminaris
Communications
On April 24: 1-888-482-0809
After April 24: (514) 786-3908

Isabelle Morin
Investor Relations

(514) 786-3845

BCE Inc. – 2002 First Quarter

Condensed Consolidated Financial Statements

April 24, 2002

CONSOLIDATED STATEMENTS OF OPERATIONS (See Note 1)

For the three months ended March 31 ($ millions, except share amounts)	2002	2001
	(unaudited)	(unaudited)
Operating revenues	5,245	5,106
Operating expenses	3,395	3,357
Amortization expense	839	1,087
Net benefit plans credit	(6)	(33)
Restructuring and other charges	0	239
Total operating expenses	4,228	4,650
Operating income	1,017	456
Other (expense) income	(7)	3,854
Earnings from continuing operations before the under-noted items	1,010	4,310
Interest expense - long-term debt	276	276
- other debt	23	61
Total interest expense	299	337
Earnings from continuing operations before income taxes and non-controlling interest	711	3,973
Income taxes	273	995
Non-controlling interest	124	81
Earnings from continuing operations	314	2,897
Discontinued operations	0	(1,992)
Net earnings	314	905
Dividends on preferred shares	(13)	(18)
Net earnings applicable to common shares	301	887
Net earnings per common share - basic		
Continuing operations	0.37	3.56
Net earnings	0.37	1.10
Net earnings per common share - diluted		
Continuing operations	0.37	3.52
Net earnings	0.37	1.08
Dividends per common share	0.30	0.30
Average number of common shares outstanding (millions)	808.6	808.1

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (See Note 1)

For the three months ended March 31 ($ millions)	2002	2001
	(unaudited)	(unaudited)
Balance at beginning of period, as previously reported	903	1,521
Adjustment for change in accounting policy	(191)	(182)
Balance at beginning of period, as restated	712	1,339
Net earnings	314	905
Dividends - Preferred shares	(13)	(18)
- Common shares	(243)	(242)
	(256)	(260)
Premium on redemption of common and preferred shares	(6)	(108)
Other	(3)	(15)
Balance at end of period	761	1,861

CONSOLIDATED BALANCE SHEETS (See Note 1)

($ millions)	March 31 2002	December 31 2001
	(unaudited)	(unaudited)
ASSETS		
Current assets		
Cash and cash equivalents	**892**	569
Accounts receivable	**4,160**	4,118
Other current assets	**1,288**	1,213
Total current assets	**6,340**	5,900
Investments	**1,189**	1,106
Capital assets	**26,080**	26,599
Future income taxes	**994**	1,031
Other long-term assets	**3,440**	3,363
Goodwill and other intangible assets	**16,218**	16,075
Total assets	**54,261**	54,074
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	**5,186**	5,792
Income and other taxes payable	**276**	681
Debt due within one year	**5,768**	5,263
Total current liabilities	**11,230**	11,736
Long-term debt	**14,977**	14,861
Future income taxes	**945**	924
Other long-term liabilities	**4,311**	4,129
Total liabilities	**31,463**	31,650
Non-controlling interest	**5,753**	5,625
SHAREHOLDERS' EQUITY		
Preferred shares	**1,510**	1,300
Common shareholders' equity		
Common shares	**13,829**	13,827
Contributed surplus	**980**	980
Retained earnings	**761**	712
Currency translation adjustment	**(35)**	(20)
Total common shareholders' equity	**15,535**	15,499
Total shareholders' equity	**17,045**	16,799
Total liabilities and shareholders' equity	**54,261**	54,074

CONSOLIDATED STATEMENTS OF CASH FLOWS (See Note 1)

For the three months ended March 31 ($ millions)	2002	2001
	(unaudited)	(unaudited)
Cash flows from operating activities		
Earnings from continuing operations	**314**	2,897
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities:		
Amortization expense	**839**	1,087
Restructuring and other charges	**0**	231
Gains and losses on reduction of ownership in subsidiaries and joint ventures and on disposal of investments	**0**	(3,867)
Future income taxes	**(26)**	375
Other items	**119**	(91)
Changes in non-cash working capital components	**(999)**	(181)
	247	451
Cash flows from investing activities		
Capital expenditures	**(939)**	(1,947)
Investments	**(106)**	(75)
Divestitures	**203**	4,537
Other items	**(25)**	169
	(867)	2,684
Cash flows from financing activities		
Increase (decrease) in notes payable and bank advances	**136**	(1,504)
Issue of long-term debt	**1,253**	908
Repayment of long-term debt	**(103)**	(297)
Issue of common shares	**2**	47
Purchase of common shares for cancellation	**0**	(191)
Issue of preferred shares	**510**	0
Redemption of preferred shares	**(306)**	0
Dividends paid on common and preferred shares	**(250)**	(260)
Issue of common shares, preferred shares, convertible debentures and equity-settled notes by subsidiaries to non-controlling interest	**7**	683
Redemption of preferred shares by subsidiaries	**0**	(136)
Dividends paid by subsidiaries to non-controlling interest	**(71)**	(81)
Other items	**(8)**	2
	1,170	(829)
Effect of exchange rate changes on cash and cash equivalents	**0**	4
Cash provided by continuing operations	**550**	2,310
Cash (used in) provided by discontinued operations	**(227)**	328
Net increase in cash and cash equivalents	**323**	2,638
Cash and cash equivalents at beginning of period	**569**	260
Cash and cash equivalents at end of period	**892**	2,898

Note 1. These unaudited consolidated interim financial statements of BCE Inc. for the first quarter of 2002 are included for the reader's information only. They are not complete as they exclude the accompanying notes, which are an integral part of the financial statements. More specifically, they exclude disclosure of certain significant developments that BCE Inc. announced on April 24, 2002 relating to Teleglobe Inc. Final unaudited consolidated interim financial statements for the first quarter of 2002, including the accompanying notes, will be filed shortly with the relevant securities regulatory authorities following their approval by BCE Inc.'s Board of Directors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.

Michael T. Boychuk
Corporate Treasurer

Date: April 24, 2002